FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F               Form 40-F       X

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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New Found Intersects 21.12 g/t Au Over 7.20m, 79.81 g/t Au Over 3.00m & 119.45 g/t Over 2.40m at Keats Zone & Identifies New High-Grade Near Surface Mineralization

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 11, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from 45 diamond drill holes designed to expand the high-grade gold mineralization at the Keats discovery located within a 9.45km segment of the +100km regional-scale Appleton Fault Zone (‘AFZ’) on the northern portion of Queensway project that New Found is targeting with a 400,000m drill campaign. The Queensway project comprises an approximately +1500km2 area with initial exploration focus in areas accessed via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland.

Keats Highlights

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)

KEATS HW
NFGC-21-254	136.85	139.55	2.70	9.35
Including	138.60	139.55	0.95	22.70
NFGC-21-392	47.15	52.90	5.75	7.21
Including	47.15	48.70	1.55	20.59
KEATS MAIN
NFGC-21-318	141.00	143.00	2.00	16.03
Including	141.00	142.00	1.00	31.60
NFGC-21-464	138.00	145.20	7.20	21.12
Including	139.55	141.80	2.25	61.36
NFGC-22-491	92.00	95.00	3.00	79.81
Including	92.45	94.35	1.90	124.56
KEATS FW
NFGC-21-342	138.65	144.55	5.90	6.66
Including	142.00	143.00	1.00	30.60
NFGC-21-375	181.60	184.00	2.40	119.45
Including	182.20	182.70	0.50	570.71
421
NFGC-21-421	19.00	22.55	3.55	4.49
And	26.30	31.15	4.85	7.85
Including	28.60	29.50	0.90	35.51
NFGC-21-467	66.15	68.40	2.25	4.31
Including	67.00	67.60	0.60	13.85
And	70.00	80.40	10.40	2.58

Table 1: Keats Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. All composited intervals are provided in Table 2.

  Reconnaissance drilling designed to test a possible southern extension of the Keats Main Zone intersected gold mineralization near surface including 4.49 g/t Au over 3.55m and 7.85 g/t Au over 4.85m in NFGC-21-421. This new discovery has been named the “421 Zone”. Step-out drilling from these initial holes returned intervals of 4.31 g/t Au over 2.25mand 2.58 g/t Au over 10.40m in NFGC-21-467 confirming that this fault zone dips southwest at approximately 50° and is host to high-grade gold. Drilling will continue to step-out on this structure and importantly, will also target its intersection along strike with the Keats Main Zone and the AFZ (Figures 1, 2, and 3).
  Drilling into the footwall area located between the AFZ and the Keats-Baseline Fault continues to identify new veins and associated structures that contain high-grade gold, and this is well demonstrated by intercepts 119.45 g/t Au over 2.40m in NFGC-21-375 and 6.66 g/t Au over 5.90m in NFGC-21-342. The gold mineralization is hosted within a vein breccia and stockwork domain that trends approximately parallel to and is within the immediate footwall of the AFZ and appears to be spatially associated with the contact of a greywacke unit (Figures 3 and 7).
  Significant high-grade gold mineralization identified in a region previously interpreted to form the hanging wall to the Keats-Baseline Fault Zone produces an important exploration target and also further advances the structural understanding of the Keats Zone. Highlight intercepts of 9.35 g/t Au over 2.70m in NFGC-21-254 and 7.21 g/t Au over 5.75m in NFGC-21-392 occur within two distinct structures that are adjacent to and crosscut the Keats Main Zone and are interpreted to be constituents of the broader damage zone associated with the Keats-Baseline Fault and appear to control domains of high-grade gold mineralization (Figures 3 and 7).
  At the north end of Keats, recent drilling intersected a significant vein grading 79.81 g/t Au over 3.00m in NFGC-22-491 approximately 52m down-dip of NFGC-21-90 which previously reported 24.50 g/t Au over 3.85m (see March 16, 2021, news release). Follow-up drilling is underway to expand on this discovery (Figures 1, 2, 3 and 5).
  A massive interval of brecciated, stylolitic and stockwork vein phases occurring within the dilational core of the Keats-Baseline Fault Zone was intersected by NFGC-21-464 and contained a grade of 21.12 g/t Au over 7.20m. The characteristics of this zone demonstrate that the south-west plunging, thickened and continuous domain of high-grade gold exists within a portion of the Keats Baseline Fault Zone that experienced significant volumes of gold mineralizing fluid flow. The intercept of 62.30 g/t Au over 2.00m in NFGC-21-387 (see February 24, 2022, news release) has traced this corridor over a length of 845m in a down-plunge direction. Exploration is currently working to expand this domain south (Figures 2, 3 and 6).

Melissa Render, P.Geo., VP Exploration for New Found, stated: “Significant model advancements have been made recently following the addition of a senior geologist to our New Found exploration team, with wizardry 3D-modelling skills that have greatly increased our understanding of the Keats Zone. This work has identified a multitude of high-priority target areas that will be the focus of upcoming drilling. The strength of the mineralizing system along the Keats-Baseline Fault Zone is exceptional based on the extensive amount of veining, alteration, brittle deformation and high-grade gold mineralization. Drills are working aggressively to continue to extend the Keats Main high-grade domain down plunge which now extends a length of approximately 845m. Drills are also turning to test for new structures and high-grade intersections like the 421 Zone in addition to the very underexplored west side of the AFZ that is also known to host high-grade gold mineralization. As noted previously, other orogenic deposit analogues with mineralizing systems adjacent to these deep crustal-scale structures such as the AFZ can extend to depths of +2km. Our drilling to date has focused above 300m vertical depth, with the deepest high-grade intercept to date at approximately 375m. Exploration along this 9.45 km segment of the +100km strike of the AFZ that New Found controls continues to build the evidence that a camp is emerging (Figure 4).”

Discussion

Mineralization at the Queensway Project is hosted by a fold-thrust sequence of northeast-striking, steeply dipping turbiditic sedimentary rocks deposited and deformed during the closure of the Iapetus Ocean and subsequent continent-continent collision. During this prolonged period of continued shortening, at least two regional-deformation zones developed and include the Appleton and JBP fault zones. The AFZ is interpreted to be a significant, deep-seated thrust fault, that strikes southwest across the full 100km+ length of the property and is likely the main conduit for the gold mineralizing fluids, much like the Cadillac-Larder Lake Fault Zone in the Abitibi.

As a result of progressive deformation, the brittle host stratigraphy developed an extensive network of gold-bearing fault zones enveloping the AFZ, the extents of which are not yet known. This structural relationship is well illustrated in Figure 4 and demonstrates the currently defined vein and associated fault orientations based on structural interpretation and drilling to date along the 2.6km corridor from Keats to Lotto. Higher-grades and widths of gold mineralization occur in areas where there was greater mineralizing fluid flow such as at structural intersections, at dilational openings within fault structures, and along lithological contacts where breakage occurs due to rheological differences in the compressional strength of contrasting sedimentary rock units.

The Company’s current interpretation is that the high-grade gold mineralization being drilled at Queensway was deposited by gold mineralizing fluids penetrating this highly fractured and deformed meta-sedimentary sequence forming an extensive mineralized corridor surrounding the deep crustal-scale fault network that forms the Appleton Fault Zone. A significant amount of the high-grade gold mineralization is interpreted to be epizonal in nature, having been emplaced when tectonic movements resulted in the explosive tapping of deep gold-rich magmatic fluids that rapidly precipitated gold as they migrated towards surface.

Keats

Mineralization at Keats is associated with a significant east-northeast striking and moderately southeast dipping brittle fault zone that developed adjacent to and trends at an oblique angle to the AFZ. Situated approximately 1.8km south of Lotto and 1.2km south of the Golden Joint discoveries, this fault forms an extensive damage zone that is discordant to the northeast striking and steeply dipping stratigraphy and controls the development of a complex network of high-grade gold vein arrays that are epizonal in character and exhibit breccia, stylolitic, and vuggy textures. The host rock units are comprised of an interbedded sequence of turbiditic shales and greywackes where lithological contrasts in part control domains of high-grade gold, however model advancements suggest the larger underlying control are dilational settings that experienced increased fluid flow that typically develop at structural intersections such as intersecting fault or vein segments. The Keats-Baseline Fault Zone expresses itself as a topographic low and interpretation of this low has traced it over approximately +2km strike length. At this stage, exploration has been largely focused within close proximity to the AFZ and has delineated a high-grade gold segment of the Keats-Baseline Fault over a strike length of approximately 660m, the high-grade southwest plunging dilational zone to approximately 845m while the deepest high-grade gold intercept to date is at a vertical depth of 375m.

Drillhole Details

Hole number	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-216	27.75	30.30	2.55	1.48	Keats Main
And	44.35	46.50	2.15	1.40
NFGC-21-254	136.85	139.55	2.70	9.35	Keats HW
Including	138.60	139.55	0.95	22.70
And	182.95	185.00	2.05	1.19	Keats Main
And	205.40	207.50	2.10	8.18
Including	206.25	207.10	0.85	19.45
And	238.70	242.00	3.30	1.47	Keats FW
NFGC-21-269	379.40	381.85	2.45	2.38	Keats FW
NFGC-21-275	211.00	216.00	5.00	1.36	Keats Main
And	325.30	328.50	3.20	1.83	Keats FW
NFGC-21-283[2]	235.40	237.55	2.15	1.05	Keats Main
And[2]	239.30	246.85	7.55	1.21
And	253.40	255.45	2.05	1.08
And[2]	268.55	270.95	2.40	1.10
And*	272.35	274.55	2.20	6.96
Including	272.35	273.10	0.75	17.34
And	358.00	360.00	2.00	1.37	Keats FW
NFGC-21-300	264.00	266.00	2.00	1.15	Keats Main
NFGC-21-312	113.60	115.65	2.05	2.28	Keats Main
And[2]	150.10	156.60	6.50	17.59
Including	155.60	156.60	1.00	105.38
And[2]	160.00	163.20	3.20	1.14
NFGC-21-314A	254.40	256.70	2.30	1.50	Keats Main
NFGC-21-317	324.70	328.50	3.80	1.30	Keats Main
NFGC-21-318	101.05	103.25	2.20	1.48	Keats Main
And	141.00	143.00	2.00	16.03
Including	141.00	142.00	1.00	31.60
NFGC-21-323	177.55	181.00	3.45	2.70	Keats Main
And	280.00	282.55	2.55	1.08	Keats FW
NFGC-21-327	No Significant Values				Keats Main
And	393.00	395.00	2.00	1.04	Keats FW
NFGC-21-328	32.00	35.70	3.70	2.44	Keats Main
Including	35.20	35.70	0.50	13.30
And	65.35	67.65	2.30	1.04
And	141.05	143.40	2.35	2.36	Keats FW
And	149.00	151.25	2.25	1.19
NFGC-21-329	309.10	312.00	2.90	1.18	Keats Main
And	391.00	393.50	2.50	1.90	Keats FW
And	484.00	486.30	2.30	1.19
NFGC-21-342	53.95	56.00	2.05	2.63	Keats Main
And	138.65	144.55	5.90	6.66	Keats FW
Including	142.00	143.00	1.00	30.60
NFGC-21-346	133.40	135.40	2.00	1.11	Keats HW
NFGC-21-350	106.70	109.45	2.75	1.15	Keats HW
And	276.60	278.85	2.25	1.52	Keats Main
And	280.35	282.75	2.40	1.97
And	285.00	287.00	2.00	3.10
NFGC-21-354	119.85	122.45	2.60	1.13	Keats Main
And	141.75	143.85	2.10	3.86
And	159.60	161.60	2.00	6.18
Including	161.15	161.60	0.45	26.90
And	166.65	168.75	2.10	1.59
NFGC-21-356	No Significant Values				Keats Main
NFGC-21-363	227.00	229.25	2.25	1.12	Keats Main
NFGC-21-368	227.55	235.05	7.50	2.00	Keats Main
And	256.00	258.75	2.75	1.71
And	306.00	308.20	2.20	1.49	Keats FW
NFGC-21-369	220.70	223.35	2.65	1.24	Keats Main
NFGC-21-375	181.60	184.00	2.40	119.45	Keats FW
Including	182.20	182.70	0.50	570.71
NFGC-21-378[2]	84.80	87.00	2.20	1.68	Keats Main
And[2]	143.00	145.60	2.60	1.46
And	211.50	214.05	2.55	1.21	Keats FW
NFGC-21-383	41.00	44.00	3.00	2.03	Keats Main
And	67.15	70.00	2.85	1.10
And	104.45	115.15	10.70	1.25
And	204.25	206.45	2.20	3.83	Keats FW
Including	204.60	205.05	0.45	16.30
NFGC-21-392	43.20	45.50	2.30	1.10	Keats HW
And	47.15	52.90	5.75	7.21
Including	47.15	48.70	1.55	20.59
NFGC-21-393	193.80	196.05	2.25	1.28	Keats Main
And	241.60	244.55	2.95	1.19
NFGC-21-395	19.60	27.00	7.40	1.44	Keats Main
And	65.00	67.40	2.40	1.24
And	71.30	77.20	5.90	1.44
And	186.00	188.00	2.00	4.01	Keats FW
Including	186.00	186.70	0.70	10.60
NFGC-21-396	No Significant Values				Keats Main
NFGC-21-397	341.85	347.00	5.15	1.23	Keats Main
And	389.00	392.00	3.00	1.02
NFGC-21-412	41.65	44.90	3.25	1.58	Keats HW
NFGC-21-418	65.95	68.00	2.05	1.10	Keats HW
And	153.80	156.00	2.20	2.32	Keats Main
NFGC-21-419	259.60	262.00	2.40	2.65	Keats Main
NFGC-21-421	19.00	22.55	3.55	4.49	Keats HW
And	26.30	31.15	4.85	7.85
Including	28.60	29.50	0.90	35.51
And	32.95	37.00	4.05	1.21
And	39.30	41.65	2.35	3.85
And	51.00	53.65	2.65	1.36
And	116.60	120.00	3.40	1.13
NFGC-21-423	384.60	387.10	2.50	1.21	Keats FW
And	402.00	404.80	2.80	5.82
Including	403.00	404.00	1.00	12.85
NFGC-21-432	308.65	311.00	2.35	1.68	Keats Main
NFGC-21-439	No Significant Values				Keats Main
NFGC-21-444A	199.55	201.70	2.15	1.80	Keats HW
And	295.00	297.00	2.00	1.86	Keats Main
NFGC-21-457	No Significant Values				Keats Main
NFGC-21-464	138.00	145.20	7.20	21.12	Keats Main
Including	139.55	141.80	2.25	61.36
NFGC-21-465	No Significant Values				Keats Main
NFGC-21-467	66.15	68.40	2.25	4.31	Keats HW
Including	67.00	67.60	0.60	13.85
And	70.00	80.40	10.40	2.58
And	306.00	308.00	2.00	1.70	Keats FW
NFGC-21-469	No Significant Values				Keats Main
NFGC-22-477	No Significant Values				Keats Main
NFGC-22-491	92.00	95.00	3.00	79.81	Keats Main
Including	92.45	94.35	1.90	124.56
And	168.80	171.85	3.05	2.82	Keats FW

Table 2: Summary of composite results reported in this release for Keats Zone

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.2Composite intervals previously reported.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-216	299	-46	251	658051	5427416
NFGC-21-254	299	-46	293	658119	5427290
NFGC-21-269	297	-56	425	658109	5427141
NFGC-21-275	299	-46	380	658159	5427260
NFGC-21-283	300	-45	392	658148	5427216
NFGC-21-300	299	-46	386	658091	5427191
NFGC-21-312	299	-47	209	658110	5427324
NFGC-21-314A	300	-45	332	658068	5427204
NFGC-21-317	300	-45	377	658132	5427138
NFGC-21-318	300	-45	200	658089	5427335
NFGC-21-323	300	-45	308	658156	5427305
NFGC-21-327	299	-46	425	658109	5427123
NFGC-21-328	298	-46	267	658045	5427361
NFGC-21-329	298.5	-46	505	658066	5427148
NFGC-21-342	300	-45	260	658018	5427377
NFGC-21-346	300	-45	401	658054	5427126
NFGC-21-350	300	-45	467	658032	5427167
NFGC-21-354	299	-46	215	658077	5427314
NFGC-21-356	299	-46	410	658096	5427102
NFGC-21-363	300	-45	284	658026	5427229
NFGC-21-368	299	-46	335	658209	5427273
NFGC-21-369	300	-45	320	657993	5427190
NFGC-21-375	300	-45	278	658011	5427352
NFGC-21-378	300	-45	330	657982	5427254
NFGC-21-383	120	-80	284	657987	5427371
NFGC-21-392	300	-42	281	657939	5427279
NFGC-21-393	299	-46	300	658119	5427261
NFGC-21-395	300	-42	248	657988	5427368
NFGC-21-396	300	-45	347	658078	5427169
NFGC-21-397	296	-57	488	658136	5427126
NFGC-21-412	325	-56	486	657887	5427017
NFGC-21-418	299	-46	287	658053	5427299
NFGC-21-419	300	-45	530	658035	5427195
NFGC-21-421	325	-56	452	657830	5427099
NFGC-21-423	298	-57	527	658107	5427094
NFGC-21-432	63	-85	380	657901	5427212
NFGC-21-439	298	-57	380	658349	5427388
NFGC-21-444A	325	-56	446	657799	5427004
NFGC-21-457	299	-47	379	658368	5427320
NFGC-21-464	299	-46	320	658193	5427391
NFGC-21-465	298	-57	371	658299	5427302
NFGC-21-467	325	-56	494	657825	5427070
NFGC-21-469	298	-57	428	658318	5427234
NFGC-22-477	299	-46	555	658138	5427048
NFGC-22-491	299	-46	206	658300	5427503

Table 3: Details of drill holes reported in this release

Queensway 400,000m Drill Program Update

Approximately 40% of the planned 400,000m program at Queensway has been drilled to date with approximately 19,120m of the core with pending assay results. Eleven core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland, except for drill hole NFGC-21-421 where whole core samples were submitted to Intertek Australia Perth for Chrysos PhotonAssayTM method as part of a test program; all three laboratories operate under a commercial contract with New Found. A selection of Chrysos PhotoAssayTM method samples are currently being assayed to extinction using traditional fire assay method for QC purposes, the results of this work will be reported once available. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays. The company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed. The assay data disclosed in this news release has been verified by the Company’s Qualified Person against the original assay certificates. The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated April 11, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 40% complete. The Company is well funded for this program with a current working capital balance of approximately $106 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: April 11, 2022	By:	/s/ Craig Roberts,
Chief Executive Officer